MAIL STOP 4-6

      February 3, 2005

Thomas G. O`Brien, Treasurer
Amdocs, Inc.
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re:	Amdocs Limited
	Post-Effective Amendment No. 4 to Form F-3
	File No. 333-114344
	Filed on January 27, 2005

Dear Mr. O`Brien,

      This is to advise you that we have the following comment. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

*****

 	Please contact Jeffrey Werbitt at (202) 942-1957 or me at
(202)
942-1800 with any questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Robert A. Schwed, Esquire
	Wilmer Cutler Pickering Hale and Dorr LLP
	399 Park Avenue
	New York, New York 10022









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Amdocs Limited
Form F-3
February 3, 2005
Page 1